Exhibit 99.1

Alpha Tau Announces Cornerstone Interim Data Across Multiple Clinical Trials to be Shared at R&D Update Day

- High disease control rate and strong interim safety results observed in pancreatic cancer patients across three trials exploring the use of Alpha DaRT® -

- Ad-hoc analyses of pancreatic cancer population subgroups suggest meaningful improvement in median overall survival (OS) for patients treated with Alpha DaRT after prior therapy, compared to previously published studies of alternative monotherapies, across all analyzed subgroups –

- Investigational Device Exemption (IDE) received from the FDA to conduct a U.S. pilot study of Alpha DaRT together with first-line chemotherapy in patients with metastatic pancreatic cancer -

- Approval received from France’s Ministry of Health to commence French multicenter clinical trial of Alpha DaRT alongside capecitabine for patients with locally advanced pancreatic cancer -

- In the first eight patients of a combination trial of Alpha DaRT with a checkpoint inhibitor (pembrolizumab) for recurrent unresectable or metastatic head and neck squamous cell carcinoma (HNSCC), a systemic objective response rate of 75% and systemic complete response rate of 37.5% were observed, compared to historical benchmarks of 19% and 5%, respectively, observed for pembrolizumab alone in a similar patient population in Merck’s KEYNOTE-048 trial -

- Alpha Tau is hosting a virtual R&D Update Day with Key Opinion Leaders at 11:00am ET today, January 27, 2025 –

- Clinicians to share case studies of selected initial patient outcomes with the Alpha DaRT in treating liver metastases, lung cancer and rectal cancer -

JERUSALEM, January 27th, 2025 -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, announced today positive interim data from multiple clinical trials, including safety and feasibility studies treating patients with pancreatic cancer, a combination study with pembrolizumab in patients with recurrent unresectable or metastatic HNSCC, and other clinical trials. The data will be shared during an R&D Update Day to be held today at 11am ET; registration for the event and further information are available at https://alpha-tau-medical-2025-rd-day.open-exchange.net/registration.

Pancreatic Cancer Trials – Interim Data as of Jan 8, 2025

Across three ongoing feasibility and safety trials, two in Canada and one in Israel, 41 patients with pancreatic cancer had been treated with Alpha DaRT in Canada (n=24) and Israel (n=17), including the first five patients for whom interim data was already released in late 2023. A 100% success rate was achieved in delivering the Alpha DaRT sources (feasibility), and strong safety results were observed: 151 adverse events were reported in total, of which 38 were possibly, probably or definitely associated with Alpha DaRT treatment, of which three were deemed serious adverse events (SAEs). Two of three SAEs required brief hospitalizations and all patients were discharged or recovered.

Among the 41 patients across the three trials, 33 patients had a measured objective response and were examined for survival metrics.

Using best overall response (BOR) in patients with a measured response, the findings from a pooled analysis include:

●	18% objective response rate, or ORR (either a complete response or partial response) and 91% disease control rate, or DCR (complete response, partial response or stable disease)

●	Excluding the first two patients, who were deliberately given low dosages in order to determine feasibility and safety only, analysis demonstrated a 19% ORR and 97% DCR– with only one patient experiencing progressive disease

Using Kaplan-Meier statistics for measurement of overall survival (OS), median OS across all 33 patients was 18.6 months after diagnosis or initiation of the previous round of chemotherapy, or 10.9 months after treatment with Alpha DaRT.

Ad-hoc analyses of key sub-populations evaluated in the Company’s pancreatic cancer trials vs. results from relevant third-party clinical studies illustrate the potential benefit of Alpha DaRT for patient populations with generally poor prognoses, though caution should be exercised in comparing results from unrelated clinical studies due to differences in study designs, patient populations and other relevant factors. Findings from the Company’s ad-hoc analyses include:

●	For patients who could not or would not receive chemotherapy (n=8), patients treated with Alpha DaRT demonstrated median OS of 7.5 months after diagnosis, with four of eight treated patients still alive, compared to third-party studies[1,2] suggesting that expected baseline survival with untreated pancreatic cancer is approximately 3 – 3.5 months.

[1]	Zijlstra, M. et al (2018). Patient characteristics and treatment considerations in pancreatic cancer: a population based study in the Netherlands. https://www.tandfonline.com/doi/full/10.1080/0284186X.2018.1470330#abstract
[2]	https://pancreatica.org/pancreatic-cancer/pancreatic-cancer-prognosis/

●	For metastatic patients whose cancer progressed after receiving first-line FOLFIRINOX chemotherapy (n=10), median OS was not yet reached after 15.1 months of median overall follow-up since the initiation of FOLFIRINOX, with eight of ten treated patients still alive, compared to historical studies[3,4,5] demonstrating median OS of 10.1 – 11.1 months from the initiation of first-line FOLFIRINOX in metastatic patients.

●	For patients whose cancer progressed after receiving second-line Gemcitabine-Abraxane chemotherapy (n=7), findings show a median OS of 23.0 months since the initiation of Gemcitabine-Abraxane, and a median OS of 9.0 months since being treated with Alpha DaRT, with three of seven treated patients still alive, compared to historical studies[6,7,8] demonstrating median OS of 7.6 – 9.9 months from the initiation of second-line Gemcitabine-Abraxane.

In today’s presentation, the clinicians will discuss the clinician and patient experience with Alpha DaRT for pancreatic cancer, and will also review the case study of a patient who was treated with Alpha DaRT concurrently with chemotherapy for pancreatic adenocarcinoma with liver metastases and who had a complete resolution on PET scan at 90 days of both the primary tumor and the liver metastases.

[3]	Thierry Conroy et al., FOLFIRINOX versus Gemcitabine for Metastatic Pancreatic Cancer. New England Journal of Medicine (2011). DOI: 10.1056/NEJMoa1011923
[4]	Singhal MK, et al. A phase III trial comparing FOLFIRINOX versus gemcitabine for metastatic pancreatic cancer. Ann Oncol. 2014;25(suppl 4):iv210–53.
[5]	Laetitia Dahan et al., Randomized Phase II Trial Evaluating Two Sequential Treatments in First Line of Metastatic Pancreatic Cancer: Results of the PANOPTIMOX-PRODIGE 35 Trial. JCO 39, 3242-3250(2021). DOI:10.1200/JCO.20.03329
[6]	Mita N, Iwashita T, Uemura S, Yoshida K, Iwasa Y, Ando N, Iwata K, Okuno M, Mukai T, Shimizu M. Second-Line Gemcitabine Plus Nab-Paclitaxel for Patients with Unresectable Advanced Pancreatic Cancer after First-Line FOLFIRINOX Failure. J Clin Med. 2019 May 29;8(6):761. doi: 10.3390/jcm8060761. PMID: 31146420; PMCID: PMC6616879
[7]	Huh G, Lee HS, Choi JH, Lee SH, Paik WH, Ryu JK, Kim YT, Bang S, Lee ES. Gemcitabine plus Nab-paclitaxel as a second-line treatment following FOLFIRINOX failure in advanced pancreatic cancer: a multicenter, single-arm, open-label, phase 2 trial. Ther Adv Med Oncol. 2021 Nov 10;13:17588359211056179. doi: 10.1177/17588359211056179. PMID: 34790261; PMCID: PMC8591648.
[8]	Portal A et al. Nab-paclitaxel plus gemcitabine for metastatic pancreatic adenocarcinoma after Folfirinox failure: an AGEO prospective multicentre cohort. Br J Cancer. 2015 Sep 29;113(7):989-95. doi: 10.1038/bjc.2015.328. Epub 2015 Sep 15. PMID: 26372701; PMCID: PMC4651133.

Approval for pancreatic cancer clinical trials in U.S. and France

The Company has also announced the receipt of an IDE from the U.S. Food and Drug Administration (FDA), to conduct a clinical study examining the combination of Alpha DaRT and first-line chemotherapy in 12 patients with newly diagnosed metastatic pancreatic cancer, as well as the receipt of regulatory approval from France’s Ministry of Health to initiate a French multi-center study examining the use of Alpha DaRT alongside capecitabine in treating locally advanced pancreatic cancer in 40 patients who have responded or had stable disease with first-line FOLFIRINOX.

Pembrolizumab combination trial in patients with HNSCC – Interim Data as of Jan 9, 2025

The Company also announced interim data showing strong systemic responses in its safety and efficacy study combining Alpha DaRT treatment with pembrolizumab in patients with recurrent unresectable or metastatic HNSCC, targeting a similar population as evaluated in Merck’s KEYNOTE-048 study9 and with a Combined Positive Score (CPS) of at least 1. As of Jan 9, 2025, eight patients were treated with Alpha DaRT and pembrolizumab in the study. Of the eight patients treated, three demonstrated a systemic complete response, three demonstrated a systemic partial response, and two patients died before being evaluated, demonstrating:

●	37.5% systemic complete response rate, compared to a systemic complete response rate of 5% observed in this population in the KEYNOTE-048 study

●	75% systemic ORR, compared to a systemic ORR of 19% observed in a comparable population in the KEYNOTE-048 study

An abstract entitled “Management of Metastatic Head and Neck Squamous Cell Carcinoma in Elderly Patients Using Diffusing Alpha-Emitter Radiation Therapy in Combination with Pembrolizumab,” with interim data from this clinical study, has been accepted for presentation at the 11th European Congress on Head and Neck Oncology on March 26-29, 2025 in Amsterdam.

[9]	Burtness, B. et al (2019). Pembrolizumab alone or with chemotherapy versus cetuximab with chemotherapy for recurrent or metastatic squamous cell carcinoma of the head and neck (KEYNOTE-048): a randomised, open-label, phase 3 study. The Lancet. doi:10.1016/s0140-6736(19)32591-7

In addition, no SAEs related to Alpha DaRT treatment were reported in these patients as of the data cutoff date of January 9, 2025.

In today’s presentation, the clinicians will also review the case of a patient with HNSCC in the alveolar ridge and lip as well as dermal involvement, who underwent Alpha DaRT treatment of the neck alongside pembrolizumab, and has experienced a complete resolution of all tumors and no measurable disease over two years since treatment.

Following these strong results, the Company intends to discuss with the FDA a potential U.S. trial exploring the combination of Alpha DaRT and pembrolizumab in patients with head and neck cancer.

Additional Case Studies

During today’s R&D Update Day, clinicians will also present case studies from the first patients treated with Alpha DaRT in a number of other internal organs:

●	In the first Alpha DaRT treatment of a patient with liver metastases from colorectal cancer, conducted as part of a two-stage hepatectomy, the clinicians observed a reduction of 18% in dimension of a treated lesion after one week, and at the same time also saw a reduction of over 25% in dimension of an untreated lesion elsewhere in the liver. The patient was discharged as planned and had an uneventful recovery. Histopathological analysis suggested a pronounced adaptive immune response in the treated lesion.

●	In the first Alpha DaRT treatment delivered into a lung tumor, ten Alpha DaRT sources were delivered into a lymph node metastasis in the mediastinum, leading to a 41.6% reduction in volume after one month, and a 52.7% reduction in volume after two months, as well as a reduction in SUV uptake, with no treatment-related adverse events as of Jan 15, 2025.

●	In the first Alpha DaRT treatment of rectal adenocarcinoma, a patient who declined to undergo abdominoperineal resection (APR surgery) and who instead received Alpha DaRT treatment, had a complete resolution of the tumor, with no self-reported bowel or bladder issues, and no treatment-related adverse events as of Jan 15, 2025.

Commentary

“Today is truly a momentous day for Alpha Tau,” noted Alpha Tau CEO Uzi Sofer. “With these fantastic clinical results observed across a number of difficult cancers, we are now able to demonstrate the broader Alpha Tau vision: Beyond our historical activities treating patients with localized and unresectable tumors, we are now expanding our focus on treating internal organ tumors of high unmet need, as well as tumors in metastatic patients, by harnessing the potential systemic immune benefits of Alpha DaRT. We are incredibly excited to pursue treatment of these cancers further across a number of future clinical trials, with increased attention to launching U.S. clinical trials investigating Alpha DaRT treatment of the pancreas, the brain, and in combination with checkpoint inhibitors. We aim to continue to generate incredible results and hope for these patients of high unmet need.”

Alpha Tau Virtual R&D Update Day

Alpha Tau will host a Virtual R&D Update Day featuring Prof. Aron Popovtzer, MD (Hadassah Medical Center), Corey Miller, MD, MSc (McGill University), Philip Blumenfeld, MD, MPH (Hadassah Medical Center), and Robert Den, MD (Alpha Tau) to discuss newly released data and case studies on Monday, January 27th, 2025 at 11:00am ET. To register for the event, click here: https://alpha-tau-medical-2025-rd-day.open-exchange.net/registration. A live question and answer session will follow the formal remarks.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT® for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT® (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT® aims to mainly affect the tumor, and to spare the healthy tissue around it.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 7, 2024, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:
IR@alphatau.com